FILED PURSUANT TO RULE 424(h)
REGISTRATION FILE NO.: 333-286596-02

The information in this supplement is not complete and may be supplemented or changed. These securities may not be sold nor may offers to buy be accepted prior to the time a final prospectus is delivered. This supplement is not an offering to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

THE PRELIMINARY PROSPECTUS TO WHICH THIS IS A SUPPLEMENT, MAY BE AMENDED

OR SUPPLEMENTED PRIOR TO TIME OF SALE

SUPPLEMENT
(To Prospectus Dated December 3, 2025)

$512,967,000 (Approximate)

BENCHMARK 2025-V19 MORTGAGE TRUST
(Central Index Key number 0002093117)
Issuing Entity

Citigroup Commercial Mortgage Securities Inc.
(Central Index Key number 0001258361)
Depositor

Citi Real Estate Funding Inc.

(Central Index Key number 0001701238)

German American Capital Corporation

(Central Index Key number 0001541294)

Goldman Sachs Mortgage Company

(Central Index Key number 0001541502)

Barclays Capital Real Estate Inc.

(Central Index Key Number 0001549574)

Sponsors and Mortgage Loan Sellers

Commercial Mortgage Pass-Through Certificates, Series 2025-V19

This is a supplement to the prospectus dated December 3, 2025 (the “Preliminary Prospectus”). Capitalized terms used in this supplement but not defined herein have the same meanings as they would in the Preliminary Prospectus.

1.	The paragraph under the heading “SUMMARY OF TERMS—Additional Aspects of the Offered Certificates—U.S. Credit Risk Retention” in the Preliminary Prospectus is hereby deleted in its entirety and replaced with the following:

U.S. Credit Risk Retention	This securitization transaction (i.e. the securitization transaction constituted by the issuance of the certificates) will be subject to the credit risk retention rules of Section 15G of the Securities Exchange Act of 1934, as amended. An economic interest in the credit risk of the mortgage loans in this securitization transaction is expected to be retained pursuant to risk retention regulations (as codified at 12 CFR Part 43) promulgated under Section 15G (“Regulation RR”), as a combination of (A) an “eligible vertical interest” in the form of the Combined VRR Interest and (B) an “eligible horizontal residual interest” in the form of the HRR Certificates. Citi Real Estate Funding Inc. will act as retaining sponsor under Regulation RR for this securitization transaction and is expected, on the closing date, to partially satisfy its risk retention obligation through the acquisition and retention (directly or through one or more majority-owned affiliates) by (i) two third-party purchasers of all of the HRR Certificates, and (ii) Goldman Sachs Bank USA, an originator, of the Uncertificated VRR Interest. Citi Real Estate Funding Inc. is expected to satisfy the remainder of its risk retention obligation by acquiring, on the closing date, and retaining (directly or through a majority-owned affiliate) the Class VRR certificates. For a further discussion of the manner in which the credit risk retention requirements are expected to be satisfied by Citi Real Estate Funding Inc., as retaining sponsor for this securitization transaction, see “Credit Risk Retention” in this prospectus.

2.	The first paragraph of the section entitled “CREDIT RISK RETENTION—General” in the Preliminary Prospectus is hereby deleted in its entirety and replaced with the following:

This securitization transaction (which is constituted by the issuance, offer and sale of the Certificates) will be subject to the credit risk retention requirements of Section 15G of the Exchange Act, as added by Section 941 of the Dodd-Frank Act (together with the rules and regulations promulgated under said Section 15G, the “Credit Risk Retention Rules”). An economic interest in the credit risk of the securitized assets in this securitization transaction is expected to be retained pursuant to Regulation RR (12 CFR Part 43) (“Regulation RR”) which implements the Credit Risk Retention Rules, as follows:

(Continued on next page)

Citigroup	Goldman Sachs & Co. LLC	Barclays	Deutsche Bank Securities

Co-Lead Managers and Joint Bookrunners

Drexel Hamilton	Mischler Financial
Co-Manager	Co-Manager

The date of this Supplement is December 5, 2025

●	Citi Real Estate Funding Inc. (“CREFI”), a New York corporation, has been designated by the Sponsors to act as the “retaining sponsor” (as such term is defined in Regulation RR, the “Retaining Sponsor”);

●	In partial satisfaction of its risk retention requirements, the Retaining Sponsor is expected to acquire (or cause one or more other Retaining Parties to acquire either directly or through its MOA) from the Depositor, on the Closing Date, an “eligible vertical interest” (as defined in Regulation RR), in the Issuing Entity, with an aggregate initial principal balance of approximately $4,120,895 as of the Closing Date, consisting of (i) the Goldman VRR Interest Portion to be retained by Goldman Sachs Bank USA, a New York state-chartered bank, in its capacity as originator, as described below, and (ii) the CREFI VRR Interest Portion to be acquired by CREFI, as described below (clauses (i) and (ii), collectively, the “Combined VRR Interest”); the Combined VRR Interest will represent approximately 0.7000% of the sum of the initial Certificate Balances of all Classes of Certificates and the initial principal balance of the Uncertificated VRR Interest as of the Closing Date; and the Combined VRR Interest will entitle each holder thereof to a specified percentage of the amounts paid on each other class of ABS interests in the Issuing Entity;

●	The Retaining Sponsor is expected to offset a portion of its risk retention requirements by the portion of the Combined VRR Interest acquired on the Closing Date and retained by GS Bank, which portion of the Combined VRR Interest will be in the form of the Uncertificated VRR Interest and have an initial principal balance equal to approximately $1,713,565, representing approximately 41.582350% (by initial principal balance) of the entire Combined VRR Interest as of the Closing Date (the “Goldman VRR Interest Portion”). GS Bank originated Mortgage Loans or portions thereof representing approximately 41.582356% of the Initial Pool Balance, which is equal to at least 20% of the Initial Pool Balance and is equal to or greater than GS Bank’s percentage ownership interest of the aggregate principal balance of the Combined VRR Interest as of the Closing Date (which percentage ownership interest is at least 20% of the aggregate principal balance of the Combined VRR Interest as of the Closing Date), in accordance with Rule 11(a)(1) of Regulation RR;

●	GS Bank will acquire the Goldman VRR Interest Portion through Goldman Sachs Mortgage Company pursuant to an exchange in accordance with Rule 11(a)(1)(iv)(B), whereby GS Bank will sell to the Depositor through GSMC the GSMC Mortgage Loans originated by it in exchange for cash consideration and the Goldman VRR Interest Portion; and payment for the Goldman VRR Interest Portion (i) will be in the form of a reduction in the price received by GS Bank (through GSMC) from the Depositor for the GSMC Mortgage Loans originated by GS Bank and sold by GS Bank (through GSMC) to the Depositor for inclusion in this securitization transaction (which price will be subject to adjustment for allocated transaction costs and expenses) and (ii) will equal the amount by which the Retaining Sponsor’s risk retention is reduced by GS Bank’s acquisition of the Goldman VRR Interest Portion in accordance with Regulation RR;

●	The Retaining Sponsor is expected to retain (either directly or through its MOA) the portion of the Combined VRR Interest remaining (following the acquisition by or on behalf of GS Bank of the Goldman VRR Interest Portion), which remaining portion will be in the form of the Class VRR Certificates and will have an initial Certificate Balance equal to approximately $2,407,330, representing approximately 58.41765% (by initial principal balance) of the entire Combined VRR Interest as of the Closing Date (the “CREFI VRR Interest Portion”); and

●	The Retaining Sponsor is expected to satisfy the remainder of its risk retention requirements under the Credit Risk Retention Rules by two third-party purchasers (the “Retaining Third Party Purchasers”), which will be Eightfold Real Estate Capital Fund VI, L.P., a Delaware limited partnership, and Eightfold Real Estate Capital Fund VII, L.P., a Delaware limited partnership, each purchasing, on the Closing Date, and holding (or causing its MOA to purchase, on the Closing Date, and hold) for its own account its respective portion of an “eligible horizontal residual interest” (as such term is defined in Regulation RR), consisting of 49% (in the case of Eightfold Real Estate Capital Fund VI, L.P.) and 51% (in the case of Eightfold Real Estate Capital Fund VII, L.P.) of each Class of the Class XERR, Class XFRR, Class XGRR, Class E-RR, Class F-RR and Class G-RR Certificates (collectively, the “HRR Certificates” and, together with the Combined VRR Interest, the “RR Interests”), with an aggregate initial Certificate Balance of approximately $49,689,299, and having a fair value equal to at least 4.3292% of the fair value, as of the Closing Date, of all of the Certificates (other than the Class R Certificates) and the Uncertificated VRR Interest as of the Closing Date, determined in accordance with Generally Accepted Accounting Principles (“GAAP”). See “—HRR Certificates—The Retaining Third Party Purchasers” below for more information on the Retaining Third Party Purchasers.

3.	The first paragraph of the section entitled “TRANSACTION PARTIES—The Sponsors and the Mortgage Loan Sellers—Citi Real Estate Funding Inc.—Retained Interests in This Securitization” in the Preliminary Prospectus is hereby deleted in its entirety and replaced with the following:

Neither CREFI nor any of its affiliates intends to retain any Certificates issued by the Issuing Entity or any other economic interest in this securitization as of the Closing Date, except that CREFI (or a “majority-owned affiliate” (as defined in Regulation RR) thereof) intends to retain approximately $2,407,330 initial Certificate Balance of the Class VRR Certificates (i.e., the CREFI VRR Interest Portion), as described under “Credit Risk Retention”, and an affiliate of CREFI may acquire the Class R Certificates. However, CREFI and/or its affiliates may retain on the Closing Date, or own in the future, other Certificates. Any such party will have the right to dispose of any such other Certificates or the Class R Certificates at any time.

4.	The first paragraph of the section entitled “TRANSACTION PARTIES—The Sponsors and the Mortgage Loan Sellers—German American Capital Corporation—Retained Interests in This Securitization” in the Preliminary Prospectus is hereby deleted in its entirety and replaced with the following:

Neither GACC nor any of its affiliates intends to retain on the Closing Date any Certificates issued by the Issuing Entity or any other economic interest in this securitization. GACC and/or its affiliates may acquire or own in the future certain Classes of Certificates issued by the Issuing Entity. Any such party will have the right to dispose of any such Certificates at any time.

5.	All other references in the Preliminary Prospectus to “Deutsche Bank AG, New York Branch” or “DBNY” (i) in its capacity as a majority-owned affiliate of “German American Capital Corporation” or “GACC”, holding a portion of the Combined VRR Interest, (ii) acting as a Risk Retention Consultation Party, or (iii) being entitled to appoint a Risk Retention Consultation Party, should be disregarded and considered deleted.

6.	The section entitled “ANNEX E-2B—EXCEPTIONS TO MORTGAGE LOAN REPRESENTATIONS AND WARRANTIES (Goldman Sachs Mortgage Company)” in the Preliminary Prospectus is hereby amended by adding the following exception and description:

(16) Insurance	Amazon LAX (Loan No. 1)	The Mortgage Loan documents require the Mortgagor to maintain rental loss and/or business interruption insurance which covers a 12-month period from the date of any casualty.

The information in this supplement supersedes any conflicting information contained in the Preliminary Prospectus and any other prior similar materials relating to the offered certificates. In all other respects, except as modified by the immediately preceding changes, the Preliminary Prospectus remains unmodified.